Exhibit 99.1

CAUTIONARY STATEMENTS FOR PURPOSES OF THE “SAFE HARBOR” OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by management from time to time.

We have not had a profitable year since fiscal 1997.

Fiscal 1997 was the last fiscal year in which we achieved a profit. In the past three fiscal years, our net loss has aggregated approximately $96 million, and we do not anticipate having a profit in fiscal 2005, our current fiscal year. An inability to achieve profitability has had, and could continue to have, an adverse effect on our stock price, as well as the perceptions of our suppliers and customers with respect to our continued viability.

We operate in highly competitive markets, and our customers may not continue to purchase our products.

There are approximately eight primary North American manufacturers producing OPP films for resale, including ExxonMobil Corporation, which is the second largest OPP films manufacturer in North America, Toray Industries, Inc., Vifan Canada Inc. and Formosa Plastics Corporation, U.S.A. Some of our competitors are subsidiaries of substantially larger, more diversified corporations and have greater financial, personnel and marketing resources than we have and therefore, may have some competitive advantages. Our competitors also include manufacturers of flexible packaging products who offer a broad range of products and maintain product and marketing facilities internationally. We also sell products in countries outside the United States and may face international competition. In addition, any of our converter customers could become competitors by acquiring, or becoming, a supplier of OPP films.

The markets in which we operate are highly competitive. Competition in the OPP films market is based primarily on customer relationships, product performance characteristics, such as machinability, quality, reliability and price. Our ability to be an effective competitor will depend on our ability to compete on the basis of these characteristics. It will also depend on our success in developing new and enhanced products for our customers. Although we have broad product lines and are continually developing new and enhanced products, our current customers may not continue to purchase our products, we may not be successful in avoiding product obsolescence, and we may not be able to compete effectively with our competitors.

Industry overcapacity has negatively affected our profitability, and could continue to negatively affect our profitability.

Production capacity in the OPP films industry increased significantly in the late 1990’s. This decline in capacity utilization led to sharp declines in selling prices of OPP films. Although capacity utilization levels have improved since 1999, continued depressed growth in demand has prevented any sustained, significant price increases. In the past eighteen months capacity in North America was increased by approximately another 8 percent, with one production line starting up in the United States in mid 2003 and two production lines recently coming on line in Mexico. Since demand has been relatively flat over the past four years, the Company believes the utilization rate is still approximately 90 percent. At this level the industry is able to pass on some, but not all, of the raw material price increases. We believe that capacity utilization in the mid-90 percent range is required to achieve reasonable levels of price realization. Profitability may be negatively affected by increased raw material costs should capacity utilization remain at the current level, or worsen.

Aside from our new specialty line and ExxonMobil Corporation’s line that came on stream in fiscal 2003, to our knowledge, no new capacity is expected to be added within the next twelve months. However, if additional unexpected capacity were added, industry capacity utilization levels would fall, which could result in lower sales prices. In addition, if the rate of growth of demand remains depressed below historical levels and capacity outgrows demand, industry overcapacity could harm our business and our debt service capabilities.

The operating and financial restrictions and covenants in our existing and future debt agreements may materially adversely affect our ability to finance operations or capital needs or to engage in other business activities and may severely limit our ability to plan for or respond to changes in our business.

The operating and financial restrictions and covenants in our debt agreements, including the indenture governing our 12% Senior Notes (the “New Notes”), our secured credit facility, and any future financing agreements, may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. For example, our secured credit facility limits borrowings to specified percentages of inventory and accounts receivable and includes covenants that require us to meet certain financial conditions, and these may require that we act in a manner contrary to our business objectives. In addition, we may not be able to meet these conditions and covenants in the future. Our secured credit facility also restricts, among other things, our ability to incur additional indebtedness and make acquisitions and capital expenditures beyond a specified level. A breach of any of these restrictions or covenants could cause a default under the New Notes, our secured credit facility and other debt. A significant portion of our debt may then become immediately due and payable. If we fail to comply with the restrictions in our secured credit facility and the lenders declare the entire amount due and payable, they could prohibit us from making payments of interest and principal on the New Notes until the default is cured or all the debt is paid or otherwise satisfied in full. We are not sure whether we would have, or be able to obtain, sufficient funds to make these accelerated payments, including payments on the New Notes.

Price increases and shortages in the supply of polypropylene raw materials could decrease our profitability.

AET is heavily dependent on petroleum and associated products such as propylene and polypropylene resin, our primary raw materials. The costs of such materials escalated sharply in fiscal year 2004, an unforeseen development that affected our economic performance. If the costs of these raw materials continue to rise, we may not be able to absorb the cost increases or pass along a portion of the increase to our customers, further negatively impacting our financial condition.

Four suppliers meet the majority of our resin supply requirements. If any of our suppliers were not able to meet our requirements, we would incur costs in connection with engaging a new supplier. In addition, the cancellation of one or more of our favorable resin supply contracts could have a material adverse effect on our financial condition, results of operation or cash flows.

We may not be able to protect our intellectual property against competitors, maintain its value, or continue to develop innovative proprietary technology.

Our success is partially dependent on our trade secrets, know-how, patents, trademarks and other proprietary information. We generally have a number of new patent applications pending at any given time relating to product enhancements and new product developments. We may not obtain patents on the basis of our applications, any patents that we hold may not provide us with adequate protection for the covered products, technology, or target markets and any patents or other rights that we hold may not be sufficient protection for our intellectual property in foreign countries. Additionally, our confidentiality agreements may not adequately protect our trade secrets, know-how or other proprietary information. Further, our activities may infringe on the patents, trademarks or proprietary rights of others and we may not be able to obtain licenses, on reasonable terms or otherwise, to technology that we may need to conduct or expand our business.

Our continued success will depend to a large extent upon our ability to maintain a superior technology capability and to continue to identify, develop and commercialize innovative products for specialty applications to replace existing products, the margins of which tend to decline as a result of the entry of competitive products into existing specialized markets. We may not be able to accomplish this and technological developments by our competitors may place some of our products at a competitive disadvantage in the future.

AET is developing new high-value products, some of which have recently been introduced commercially into the market, others of which are in various stages of development. It is anticipated that theses new products will contribute significantly to the profitability of AET in two to three years; however there can be no assurance that the balance of these products will be successfully commercialized and if commercialized, there is no assurance that competing products of greater value will be introduced into the marketplace.

The loss of a key customer could decrease our profitability.

Approximately 60 percent of our sales in fiscal 2004 consisted of sales to ten converters, with one accounting for approximately 15 percent of sales. Substantially all of the converted products are resold by the converters to a relatively small number of large consumer products companies or end-users. Both converters and end-users participate in the selection of OPP films suppliers. As is customary in the industry, we generally have no long-term contracts with our customers, and substantially all of our relationships can be terminated on short notice. We believe that our relationships with these customers and end-users are good, but we may not be able to maintain these relationships or continue to supply our customers at current levels. Unless replaced, the loss of a significant converter or end-user of our OPP films products could materially adversely affect our results of operations and cash flows and ability to service our debt.

The seasonal fluctuation of our operating results or an unforeseen revenue shortfall has had and could have a substantial impact on our business.

The sales of some of our products have historically fluctuated due to stronger demand in some seasons than in others. For example, demand for our products in the snack food and soft drink markets is generally higher in the spring and summer. Our results have typically followed a similar seasonal pattern, with stronger operating performance in the second and third fiscal quarters. In addition, we plan our operating expenses, many of which are relatively fixed in the short term, on the basis that our revenues will continue to grow. A revenue shortfall, however, could arise from any number of factors including, but not limited to, lower than expected demand, price pressures, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions or natural disasters. Even a relatively small revenue shortfall may cause a period’s results to fall below expectations.

We are dependent upon key personnel and could have a need to hire and train additional qualified personnel.

We believe that our future success depends in part upon our ability to attract and retain skilled senior management and technical, professional, marketing, and sales personnel. We, along with other technology-oriented manufacturing companies, face competition in hiring and retaining skilled technical, professional, marketing, and sales personnel. In certain areas, such as chemical and process engineering, and sales and marketing, the supply of such people is limited. The process of locating personnel with the combination of skills and attributes required to carry out our strategy is often lengthy. Our employees may voluntarily terminate their employment with us at any time. The loss of service of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on our business.

Our business is subject to extensive health and environmental laws and regulations and any costs that result from liabilities or penalties for violations of those standards may reduce the resources we can dedicate to attempting to successfully implement our business strategy.

We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to law and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently in compliance, in all material respects, with all such laws and regulations. However, we may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire. Any additional liability may reduce the resources we can dedicate to attempting to successfully implement our business strategy.

Labor disruptions at our unionized and non-unionized facilities could increase our manufacturing costs, causing our profitability to decline.

We employ approximately 940 full-time employees. Approximately 100 production and maintenance employees at our plant in Covington, Virginia are represented by the Paper Allied Industrial Chemical and Energy Workers International Union, Local 2-0884 under a collective bargaining agreement that expires in June, 2005. A labor-related work stoppage by these unionized employees could increase our manufacturing costs, causing our profitability to decline. In addition, it is possible that any labor union efforts to organize employees at our non-unionized facilities might be successful and that any labor-related work stoppages at these non-unionized facilities in the future could have the same negative results.

Our operations outside of the United States are subject to additional currency change, political, investment and other risks that may decrease profitability.

We sell products in several countries outside the United States. Operations outside the United States include a manufacturing facility in Canada and sales offices in Asia, Europe and Canada. As a result, we are subject to risks associated with selling and operating in foreign countries. These risks include devaluations and fluctuations in currency exchange rates, unstable political conditions, imposition of limitations on conversion of foreign currencies into United States dollars and remittance of dividends and other payments by foreign subsidiaries. The imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, and imposition or increase of investment and other restrictions by foreign governments could decrease profitability.

A large part of our production occurs at a single location.

Our largest manufacturing facility, which accounts for approximately 80 percent of our overall OPP films production capacity, is located in Terre Haute, Indiana. Though we also have significant manufacturing capacity at other facilities, a fire, flood or other force majeure event at our Terre Haute facility could cause a significant disruption in our ability to manufacture at or near our capacity. While we believe we are adequately insured against the short-term impact of losses and business interruptions of this kind, any such disruption could have a material adverse effect on our business.

Our business could be adversely affected by our decision to restate our financial results.

On December 14, 2002, we announced that we would restate our financial statements for the first, second and third quarters of fiscal year 2002 and fiscal years 1998 through 2001 based on determinations made the in the course of the fiscal year 2002 annual audit. For a discussion of the details of the restatement, see Notes 2 and 17 to our Consolidated Financial Statements filed in our 2002 Annual Report on Form 10-K. If we are subject to litigation arising out of the restatement, it could impose significant costs on us and divert management resources from running our business.

Our business could be adversely affected by our decision to file a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code and certain risks related thereto.

The filing of a bankruptcy petition by the Company and the publicity attendant thereto may adversely affect the business of the Company.  The following risk factors are specific to the Chapter 11 Case, the Company’s plan or reorganization (the “Plan”) and the Company as it will exist following the effective date (the “Effective Date”) of the plan (“Reorganized AET”).

Risk of Non-Occurrence of the Effective Date

Although the Company believes that the Effective Date will occur soon after the confirmation date of the plan (the “Confirmation Date”), there can be no assurance as to such timing.

Effect of the Chapter 11 Cases on Relations with Trade Vendors, Customers and our Employees

Following our announcement on June 30, 2004 that we are engaging in discussions with a committee of debtors to recapitalize the Company’s 10 ¾% Series B Senior Notes (the “Senior Notes”), certain of our vendors constricted their trade terms with us. In the period since, all of our key vendors have continued to supply the Company with materials and or services. It is expected that the vendors will expand their trade terms to pre-announcement levels upon confirmation of the recapitalization plan. Whilst our trade terms are not as favorable in this period as the period pending the announcement, taken as a whole, the constriction of terms has not had a material effect on our operations.

Customer responses to the Company’s announcement of the recapitalization plan have been generally favorable with respect to the eventual strengthened financial position, which the plan provides. However, certain customers have expressed concerns with respect to the Company’s ability to ensure continuity of supply and to develop and supply new higher value film products. While the Company believes it has addressed these concerns there can be no assurance that certain customers, or end users will not seek alternative sources of supply.

The Company implemented an employee communication program immediately following the announcement of the Plan to recapitalize the Senior Notes. This communication program has been effective in addressing employee questions and concerns and, to date the Company has not realized a material change in employee turnover.

In addition, because of the traditional stigma associated with any bankruptcy, regardless of whether it may improve our financial condition, our commencement of the Chapter 11 Cases may adversely affect our ability to retain and attract customers and/or highly-skilled personnel, which could harm our business. Although we intend to seek authority from the Bankruptcy Court to pay, among other things, all prepetition wages, salaries, commissions and employee benefits, we cannot assure you that our highly-skilled personnel will continue their employment with us, and their failure to do so could harm our business.

Capital Requirements

The business of Reorganized AET is expected to have substantial capital expenditure needs. Although (i) Reorganized AET intends to enter into the Exit Facility, which will provide the Reorganized Debtors with approximately $30 million of liquidity and (ii) the Plan significantly decreases Reorganized AET’s debt obligations, Reorganized AET’s ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions.

Variances from Projections

The fundamental premise of the Plan is the deleveraging of the Company and the implementation and realization of the Company’s business plan, as reflected in the Solicitation and Disclosure Statement filed by the Company in connection with the confirmation of the Plan. The Projections contained therein reflect numerous assumptions concerning the anticipated future performance of Reorganized AET and its subsidiaries, some of which may not materialize. Such assumptions include, among other items, assumptions concerning the general economy, the ability to make necessary capital expenditures, the ability to establish market strength, consumer purchasing trends and preferences, and the ability to stabilize and grow the Company’s sales base and control future operating expenses. The Company believes that the assumptions underlying the projections are reasonable. However, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of Reorganized AET. Therefore, the actual results achieved throughout the projection period necessarily will vary from the projected results, and such variations may be material and adverse. Accordingly, holders of claims and interests and other interested parties are cautioned not to place undue reliance on the projections.

Moreover, the estimated percentage recovery by holders of the Senior Notes is based upon estimated values of the New Notes and common stock to be issued under the Plan (the “New Common Stock”). Because the market and economic conditions upon which such values are based are beyond the control of AET, the actual results achieved necessarily will vary from the estimate. Such variations may be material and adverse.

Disruption of Operations

The commencement and pendency of the Chapter 11 Cases could adversely affect AET’s relationships with its customers and suppliers, as well as AET’s ability to retain or attract high-quality employees. In such event, weakened operating results may occur that could give rise to variances from AET’s projections.

Lack of Trading Market and Restrictions on Transfer

The New Notes and the New Common Stock are new issues of securities with no established trading market or prior trading history. There can be no assurance regarding the future development of a market for the New Notes and the New Common Stock, the ability of holders thereof to sell their New Notes or New Common Stock or the price for which such holders may be able to sell their New Notes and New Common Stock. If a market were to develop, the New Notes and the New Common Stock could trade at prices lower than their initial values. The trading prices of such securities will depend on many factors, including factors beyond the Company’s control. Furthermore, the liquidity of, and trading market for, the New Notes and the New Common Stock may be adversely affected by price declines and volatility in the market for similar securities, as well as by any changes in the Company’s financial condition or results of operations.

The New Notes and the New Common Stock will be subject to substantial restrictions on transfer contained in the Amended AET Certificate of Incorporation, the Amended AET By-Laws, the indenture related to the New Notes and the stockholders’ agreement entered into in connection with the Plan. Consequently, any holder of New Notes or New Common Stock may have to bear the economic risk of its investment for an indefinite period of time.

Reorganized AET will not be subject to the reporting requirements under the Exchange Act, and does not intend to register any such securities under the Securities Act or list shares of the New Common Stock or New Notes on any national securities exchange or on the Nasdaq National Market. Holders of these securities will not receive reports or financial statements from Reorganized AET except to the extent required by the Stockholders’ Agreement and the New Note Indenture.

Dividend Policies

AET does not anticipate that any dividends will be paid on the New Common Stock in the foreseeable future. In addition, the covenants in the Exit Facility and the New Note Indenture may limit the ability of Reorganized AET to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit their ability to invest in the New Common Stock.

Interest on Notes May Be Deferred

In the event that the Company does not achieve certain financial thresholds, the indenture covering the New Notes will allow the Company to defer interest payments in full in lieu of making such interest payments on the New Notes provided, however, that if the Company elects to defer any interest payment on the New Notes in accordance with such Indenture, then the amount of interest so deferred, together with all prior amounts of interest that have previously been deferred shall constitute the “Cumulative Deferred Amount”. Interest on the Cumulative Deferred Amount will accrue at the rate of 12.0% per annum, and (unless the Company defers the payment of interest as described above, in which event such interest will be added to the Cumulative Deferred Amount) such interest on the Cumulative Deferred Amount will be payable on each interest payment date and will be equal in right of payment to all interest due and payable on the New Notes on such interest payment date.